Exhibit 99.1

Mazor Robotics Inc. 189 S. Orange Ave., Suite 1850 Orlando, FL 32801 Tel: 1 (800) 80-MAZOR Fax: (407) 591-3560 usa@MazorRobotics-us.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 3088900 Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics Reports Record Fourth Quarter Financial Results

- Total Revenue of $8.8 Million; Recurring Revenue of $3.5 Million Rises 40% Year-Over-Year –

- Purchase Orders for 25 Renaissance Systems in 2015 Represent 25% Increase over Prior Year -

- Received Purchase Orders for Two Renaissance Systems to Date in the 2016 First Quarter -

- Conference Call Today at 8:30 AM ET (3:30PM IST) -

CAESAREA, Israel – February 18, 2016 – Mazor Robotics Ltd. (TASE: MZOR; NASDAQGM: MZOR), a developer of innovative guidance systems and complementary products, generated revenue of $8.8 million for the fourth quarter ended December 31, 2015, a 54% increase from the $5.7 million reported for the year-ago fourth quarter. During the fourth quarter Mazor received orders for 12 Renaissance systems, eight of which were in the U.S., and ended the 2015 full year with orders for 25 systems and one upgrade compared to 20 systems ordered in 2014.

“The fourth quarter produced record revenue and system orders allowing us to finish 2015 with full year revenue and system order growth of 23% and 25%, respectively,” commented Ori Hadomi, Mazor's Chief Executive Officer. “The growth strategies we established at the outset of 2015 – penetrate new metropolitan markets, expand our presence in academic centers and increase the utilization of the systems in use - were well executed by our team. The continued growth of recurring revenue, which represented 49% of annual revenue, is primarily due to the annual average number of procedures for U.S. installed systems in use for more than 12 months increasing to 80 procedures per system, compared to 72 in 2014. This demonstrates a high degree of surgeon and patient satisfaction, and we would expect this number to rise in the next year as more surgeons and their institutions are attracted to and take advantage of the Renaissance system’s economic and clinical benefits.”

“As we enter 2016, the interest level in the Renaissance system remains high and our sales force is continuing to engage with the C-suite. To date in the 2016 first quarter we received two purchase orders for the Renaissance systems and we expect 2016 will be another year of system sales growth,” concluded Mr. Hadomi.

FOURTH QUARTER 2015 FINANCIAL RESULTS ON IFRS BASIS ("GAAP")

Revenue for the three months ended December 31, 2015 increased 54% to $8.8 million compared to $5.7 million in the year-ago fourth quarter. U.S. generated revenue increased to $6.7 million compared to $3.4 million in the year-ago fourth quarter, as the Company received orders for eight Renaissance systems in the U.S. market during the fourth quarter of 2015 compared to two systems orders in the U.S. in the 2014 fourth quarter. International revenue was $2.1 million compared to $2.3 million in the fourth quarter of 2014. Recurring revenue from system kit sales, services and other increased to $3.5 million in the fourth quarter of 2015, representing a 40% increase compared to $2.5 million in the fourth quarter of 2014, mainly attributed to increased utilization of the Renaissance system.

The Company’s gross margin for the three months ended December 31, 2015 remains high at 78.0% compared to 78.4% in the year-ago fourth quarter.

Total operating expenses were $9.8 million compared to $8.0 million in the fourth quarter of 2014, primarily reflecting the Company’s increased investments in sales, marketing and R&D activities. Operating loss was $2.9 million compared to an operating loss of $3.5 million in the year-ago fourth quarter. Net loss for the fourth quarter of 2015 was $2.9 million, or $0.07 per share, compared to a net loss of $3.7 million, or $0.09 per share, for the fourth quarter of 2014.

Cash used in operating activities was $4.3 million compared to $1.9 million used in last year’s fourth quarter. The increase is mainly due to an increase in trade receivables following the increase in sales. As of December 31, 2015, cash, cash equivalents and investments totaled $40.2 million.

FOURTH QUARTER 2015 FINANCIAL RESULTS ON NON-GAAP BASIS

The tables below include reconciliation of the Company’s GAAP results to non-GAAP results. The reconciliation relates to non-cash expense in the amount of $0.8 million with respect to share-based payments recorded in the fourth quarter of 2015. On a non-GAAP basis, the net loss in the fourth quarter of 2015 was $2.1 million, or $0.05 per share, compared to $2.9 million, or $0.07 per share, for the fourth quarter of 2014.

FULL YEAR ENDED DECEMBER 31, 2015 FINANCIAL RESULTS ON IFRS BASIS (“GAAP”)

For the full year ended December 31, 2015, revenue increased 23% to $26.1 million compared to $21.2 million for the full year ended December 31, 2014, due to increases in Renaissance systems installed and in recurring revenue. Recurring revenue totaled $12.7 million compared to $9.2 million for the full year ended December 31, 2014. The growth in recurring revenue is attributed to the increased utilization of the Company’s Renaissance system and the growth of our installed base, both in the U.S. and globally. Gross margin for the full year ended December 31, 2015 was 77.7% compared to 79.3% for the full year ended December 31, 2014. Net loss for the full year ended December 31, 2015 was $15.4 million compared to $15.3 million for the full year ended December 31, 2014.

FULL YEAR ENDED DECEMBER 31, 2015 FINANCIAL RESULTS ON NON-GAAP BASIS

On a non-GAAP basis, the net loss for the full year ended December 31, 2015 was $12.3 million, or $0.29 per share, compared to a net loss of $13.0 million, or $0.31 per share, for the full year ended December 31, 2014.

CONFERENCE CALL INFORMATION
The Company will host a conference call to discuss these results on Thursday, February 18, 2016 at 8:30am ET (3:30 PM IST). Investors within the United States interested in participating are invited to call 877-269-7756.   Participants in Israel can use the toll free dial-in number 809-406-247. All other international participants can use the dial-in number 201-689-7817.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 877-660-6853 and reference the Replay Access Code: 13630038. All international callers can dial 201-612-7415, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com and select ‘Investor Relations.’

Use of Non-GAAP Measures

In addition to disclosing financial results calculated in accordance with generally accepted accounting principles in conformity with International Financial Reporting Standards (GAAP), this press release contains Non-GAAP financial measures for gross profit, operating expenses, operating loss, net loss and basic and diluted earnings per share that exclude the effects of non-cash expense of amortization of intangible assets and share-based payments. Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management's and investors' ability to evaluate the Company's net income and earnings per share and to compare them to historical net income and earnings per share.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors.

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQGM: MZOR) believes in healing through innovation by developing and introducing revolutionary robotic-based technology and products aimed at redefining the gold standard of quality care. Mazor Robotics Renaissance® Guidance System enables surgeons to conduct spine and brain procedures in a more accurate and secure manner. For more information, please visit www.MazorRobotics.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Any statements in this release about future expectations, plans or prospects for the Company, including without limitation, statements regarding the expectations for growth in system sales and recurring revenue, the Company’s expected sales in 2016, and other statements containing the words “believes,” “anticipates,” “plans,” “expects,” “will” and similar expressions are forward-looking statements.  These statements are only predictions based on Mazor's current expectations and projections about future events. There are important factors that could cause Mazor's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, reliance on key strategic alliances, fluctuations in operating results, and other factors indicated in Mazor's filings with the Securities and Exchange Commission (SEC) including those discussed under the heading "Risk Factors" in Mazor’s annual report on Form 20-F filed with the SEC on April 29, 2015 and in subsequent filings with the SEC. For more details, refer to Mazor's SEC filings.  Mazor undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

U.S. Contacts: EVC Group

Michael Polyviou/Doug Sherk - Investors
mpolyviou@evcgroup.com; dsherk@evcgroup.com
212.850.6020; 646-445-4800

David Schemelia – Media
dave@evcgroup.com
646.201.5431

Mazor Robotics Ltd.
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(U.S. Dollars in thousands, except per share data)

	Twelve month period		Three month period
	ended December 31,		ended December 31,
	2015 (Unaudited)	2014 (Audited)	2015 (Unaudited)	2014 (Unaudited)
Revenue	$26,096	$21,208	$8,818	$5,745

Cost of revenue	$5,827	$4,396	$1,940	$1,243

Gross profit	$20,269	$16,812	$6,878	$4,502

Operating costs and expenses:
Research and development	$6,324	$5,776	$1,585	$1,250
Selling and marketing	$24,947	$21,352	$7,115	$5,524
General and administrative	$4,305	$4,392	$1,072	$1,211
Total operating costs and expenses	$35,576	$31,520	$9,772	$7,985

Loss from operations	$(15,307)	$(14,708)	$(2,894)	$(3,483)

Financing income (expenses), net	$135	$(419)	$43	$(194)

Loss before taxes on income	$(15,172)	$(15,127)	$(2,851)	$(3,677)

Income tax expense (benefit)	$213	$145	$59	$(12)

Net loss	$(15,385)	$(15,272)	$(2,910)	$(3,665)

Net loss per share – Basic and diluted	$(0.36)	$(0.37)	$(0.07)	$(0.09)

Weighted average common shares outstanding – Basic and diluted	42,284	41,808	42,349	42,111

Mazor Robotics Ltd.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS OF
(U.S. Dollars in thousands)

	December 31,	December 31,
	2015	2014
	(Unaudited)	(Audited)
Current Assets
Cash and cash equivalents	$13,519	$22,255
Short-term investments	$21,687	$24,507
Trade receivables	$5,002	$2,797
Other current assets	$1,420	$1,110
Inventory	$2,400	$3,050
Total Current Assets	$44,028	$53,719

Non-Current Assets
Prepaid lease fee	$73	$79
Deferred tax assets	$37	$158
Property and equipment, net	$1,432	$1,257
Long-term investments	$5,023	$5,473
Total Non-Current Assets	$6,565	$6,967
Total assets	$50,593	$60,686

Current liabilities
Trade payables	$1,842	$1,689
Other current liabilities	$6,052	$4,452
Total current liabilities	$7,894	$6,141

Non-Current Liabilities
Employee benefits	$299	$278
Total Non-Current liabilities	$299	$278
Total liabilities	$8,193	$6,419

Equity
Share capital	$110	$110
Share premium	$136,107	$135,182
Amounts allocated to share options	$77	$77
Capital reserve for share-based payment transactions	$7,179	$4,586
Foreign currency translation reserve	$2,119	$2,119
Accumulated loss	$(103,192)	$(87,807)
Total equity	$42,400	$54,267

Total liabilities and equity	$50,593	$60,686

Mazor Robotics Ltd.

CONSOLIDATED CASH FLOW STATEMENTS
 (U.S. Dollars in thousands)

	Twelve month period		Three month period
	ended December 31,		ended December 31,
	2015 (Unaudited)	2014 (Audited)	2015 (Unaudited)	2014 (Unaudited)
Cash flows from operating activities:
Loss for the period	$(15,385)	$(15,272)	$(2,910)	$(3,665)
Adjustments:
Depreciation and amortization	$527	$540	$129	$124
Finance (income) expenses, net	$(207)	$278	$30	$215
Share-based payment	$3,091	$2,157	$832	$732
Income tax expense (benefit)	$213	$145	$59	$(12)
	$3,624	$3,120	$1050	$1,059

Change in inventory	$650	$(980)	$231	$(104)
Change in trade and other accounts receivable	$(2,408)	$(1,296)	$(3,517)	$1,804
Change in prepaid lease fees	$6	$(1)	$4	$3
Change in trade and other accounts payable	$1,840	$138	$687	$(916)
Change in employee benefits	$21	$(33)	$9	$(52)
	$109	$(2,172)	$(2,586)	$735

Interest received	$194	$85	$145	$24
Income tax paid	$(114)	$(51)	$(30)	$(23)
	$80	$34	$115	$1

Net cash used in operating activities	$(11,572)	$(14,290)	$(4,331)	$(1,870)

Cash flows from investing activities:
Proceeds from (Purchase of ) short-term investments, net	$9,816	$22,271	$(3,929)	$209
Purchase of long-term investments	$(7,538)	$(7,237)	$(60)	$-
Proceeds from sale of long-term investments	$992	$-	$-	$-
Purchase of property and equipment	$(702)	$(503)	$(266)	$(96)
Net cash provided by (used in) investing activities	$2,568	$14,531	$(4,255)	$113

Cash flows from financing activities:
Issuance expenses	$-	$(294)	$-	$-
Proceeds from exercise of share options by employees and
service providers	$370	$3,042	$10	$102
Repayment of loans to the Chief Scientist	$-	$(324)	$-	$-
Net cash provided by financing activities	$370	$2,424	$10	$102

Net increase (decrease) in cash and cash equivalents	$(8,634)	$2,665	$(8,576)	$(1,655)
Cash and cash equivalents at the beginning of the period	$22,255	$19,803	$22,283	$24,014
Effect of exchange rate differences on balances of
cash and cash equivalents	$(102)	$(213)	$(188)	$(104)
Cash and cash equivalents at the end of the period	$13,519	$22,255	$13,519	$22,255

Supplementary cash flows information:
Transfer of inventory to fixed assets	$-	$410	$-	$-

Mazor Robotics Ltd.

RECONCILIATIONS OF GAAP TO NON-GAAP FINANCIAL MEASURES
 (U.S. Dollars in thousands, except per share data)
(UNAUDITED)

	Twelve month period		Three month period
	ended December 31,		ended December 31,
	2015	2014	2015	2014
GAAP gross profit	$20,269	$16,812	$6,878	$4,502
Amortization of intangible assets	$-	$93	$-	$-
Share-based payments	$130	$71	$39	$35
Non-GAAP gross profit	$20,399	$16,976	$6,917	$4,537
GAAP gross profit as percentage of revenues	77.7%	79.3%	78.0%	78.4%
Non-GAAP gross profit as percentage of revenues	78.2%	80.0%	78.4%	79.0%

GAAP operating expenses	$35,576	$31,520	$9,772	$7,985
Share-based payments:
Research and development	$475	$302	$131	$118
Selling and marketing	$1,575	$1,084	$456	$301
General and administrative	$911	$700	$206	$278
Non-GAAP operating expenses	$32,615	$29,434	$8,979	$7,288

GAAP operating loss	$(15,307)	$(14,708)	$(2,894)	$(3,483)

Non-GAAP operating loss	$(12,216)	$(12,458)	$(2,062)	$(2,751)

GAAP net loss	$(15,385)	$(15,272)	$(2,910)	$(3,665)
Share-based payments	$3,091	$2,157	$832	$732
Amortization of intangible assets	$-	$93	$-	$-
Non-GAAP net loss	$(12,294)	$(13,022)	$(2,078)	$(2,933)

GAAP basic and diluted loss per share	$(0.36)	$(0.37)	$(0.07)	$(0.09)

Non-GAAP basic and diluted loss per share	$(0.29)	$(0.31)	$(0.05)	$(0.07)